Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and Fiscal Year Ended May 31, 2015 and Declares a Special Cash Dividend

Quarterly Net Revenues Increased by 14.4% Year-Over-Year

Quarterly Student Enrollments Increased by 34.7% Year-Over-Year

Fiscal Year Net Revenues Increased by 9.5% Year-Over-Year

BEIJING, July 21, 2015 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2015.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2015

•	Total net revenues increased by 14.4% year-over-year to US$328.8 million for the fourth fiscal quarter of 2015. Total net revenues would have increased 16.2% if including US$5.3 million of temporarily deferred revenue resulting from the Company’s customer loyalty programs[1].

•	Income from operations decreased by 26.9% year-over-year to US$22.5 million for the fourth fiscal quarter of 2015. Income from operations would have been approximately US$27.8 million if not for the accounting effects of the Company’s customer loyalty programs.

•	Net income attributable to New Oriental decreased by 17.9% year-over-year to US$35.2 million for the fourth fiscal quarter of 2015.

[1]	Beginning in the second quarter of fiscal year 2015, the Company started implementing customer loyalty programs to encourage repeat business. Under the new programs, when customers purchase academic subjects tutoring and test preparation courses, they will be able to earn points equivalent to 2-5% of their total spending, which can be used to pay for future tuition fees over the next two years. The Company uses the deferred revenue method to recognize revenues for customer loyalty programs under U.S. GAAP. The portion of revenues associated with the issued points is deferred until the points are redeemed or expired. After six months of implementing the programs, the Company decided to narrow the scope of the loyalty programs to include only the K-12 business for selected cities starting in March 2015.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2015	4Q FY2014	% of change
Net revenues	328,808	287,487	14.4%
Operating income	22,493	30,780	-26.9%
Non-GAAP operating income(2)	27,718	34,734	-20.2%
Net income attributable to New Oriental	35,186	42,882	-17.9%
Non-GAAP net income attributable to New Oriental(2)	40,411	46,836	-13.7%
Net income per ADS attributable to New Oriental - basic	0.23	0.27	-17.2%
Net income per ADS attributable to New Oriental - diluted	0.23	0.27	-16.9%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	0.26	0.30	-13.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	0.26	0.30	-12.7%

(in thousands US$, except per ADS(1) data)	FY2015	FY2014	% of change
Net revenues	1,246,766	1,138,887	9.5%
Operating income	151,419	197,567	-23.4%
Non-GAAP operating income(2)	169,218	217,646	-22.3%
Net income attributable to New Oriental	190,903	215,704	-11.5%
Non-GAAP net income attributable to New Oriental(2)	208,702	235,783	-11.5%
Net income per ADS attributable to New Oriental - basic	1.22	1.38	-11.7%
Net income per ADS attributable to New Oriental - diluted	1.21	1.37	-11.2%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	1.33	1.51	-11.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	1.32	1.49	-11.4%

(1)	Each ADS represents one common share.
(2)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(3)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2015

•	Total student enrollments in academic subjects tutoring and test preparation courses increased 34.7% to 783,400 for the fourth fiscal quarter of 2015.

•	The total number of schools and learning centers was 724 as of May 31, 2015, an increase of 21 compared to 703 as of May 31, 2014, and an increase of 2 compared to 722 as of February 28, 2015. New Oriental added a net of 2 learning centers in the quarter. The total number of schools increased to 60 and the total number of learning centers to 664 as of May 31, 2015.

Michael Minhong Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to conclude the final quarter of fiscal 2015 with a continued and steady recovery in top line growth as well as student enrollments. Fourth quarter revenue growth was a healthy 14.4% year-over-year and would have been as high as 16.2% if including temporarily deferred revenue resulting from our customer loyalty programs launched earlier in the year. Student enrollments were up almost 35% in the quarter, driven by the continued momentum of our K-12 after-school tutoring business which had year-over-year enrollment growth of approximately 57%. This key business segment recorded gross revenue growth of approximately 21% in the quarter, contributing nearly half of the total revenues. Additionally, U-Can middle and high school all-subjects after-school tutoring business recorded gross revenue growth of approximately 27%. Moreover, our newly revamped POP Kids program has been gaining significant momentum, with enrollments advancing 48% year-over-year and gross revenue growing approximately 6% in the quarter. The POP Kids program is in most of our existing cities and given very positive market feedback. We expect this new exciting program to achieve continued strong performance.”

Mr. Yu continued, “While we faced both challenges and opportunities in fiscal 2015, it was a fruitful year overall and we made a great deal of progress in driving forward our current growth strategy. Most importantly, we launched our “Optimize the Market” strategy which is allowing us to focus on maintaining a balance between top line and bottom line growth as well as building out our online and offline integrated education ecosystem. During the year, we added a net of 21 learning centers and expanded certain existing learning centers by adding a total of approximately 11,000 square meters of additional classroom area. Furthermore, we made solid progress in improving the core of our online system, the O2O integration. Our “U-Can Visible Progress Teaching” system was launched in the second quarter and is now being used in more than 40 cities. Despite the negative impact from the uncertainty around the Gaokao reform at the beginning of fiscal 2015, our U-Can program achieved more than 22% revenue growth for the year. We have also seen encouraging results from investments in our online platform and educational products. Our pure online education platform, Koolearn.com, recorded revenue growth of approximately 40%, with registered users up by more than 110% and paid users up by over 60%. The evolution of our integrated ecosystem is going well.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “As we move forward into fiscal 2016, we will continue to implement the “Optimize the Market” strategy in order to further build on the improved foundation we have put in place. In particular, we aim to enter 3 to 4 new cities and open 30 to 40 new learning centers for our K-12 after-school tutoring business in existing cities that are driving both revenue growth and margin expansion. At the same time, we will continue to invest in the build out of our online and offline integrated education ecosystem, leveraging our new and more advanced product offerings and services and expanding the reach of our O2O products into all our key business lines. Lastly, we will continue to focus on enforcing cost control and improving operational efficiency across the organization. We believe that all of these efforts will bring higher growth and sustainable profitability for the Company as well as enhanced value for our shareholders over the long term.”

Declaration of Special Cash Dividend

New Oriental’s board of directors has declared a special cash dividend in the amount of US$0.4 per ADS/common share. The cash dividend will be paid on October 7, 2015 to shareholders of record at the close of business on September 4, 2015. The ex-dividend date will be October 5, 2015. The aggregate amount of cash dividends to be paid is approximately US$63 million, which will be funded by surplus cash on the Company’s balance sheet.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2015

Net Revenues

For the fourth fiscal quarter of 2015, New Oriental reported net revenues of US$328.8 million, representing a 14.4% increase year-over-year. Net revenues from educational programs and services for the fourth fiscal quarter were US$267.6 million, representing a 13.3% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses and in average selling price of test preparation courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2015 increased to approximately 783,400.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$306.3 million, representing a 17.7% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$301.1 million, representing a 17.4% increase year-over-year.

•	Cost of revenues increased by 20.8% year-over-year to US$137.5 million, primarily due to increases in teachers’ compensation for more teaching hours and product R&D cost of our pure online education platform, Koolearn.com.

•	Selling and marketing expenses increased by 3.3% year-over-year to US$53.4 million, primarily due to an increase in selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 21.7% year-over-year to US$115.4 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$110.4 million, representing a 21.4% increase year-over-year, primarily due to increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 32.1% to US$5.2 million in the fourth fiscal quarter of 2015.

Operating Income and Operating Margin

Income from operations was US$22.5 million, a 26.9% decrease from US$30.8 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$27.7 million, a 20.2% decrease from US$34.7 million in the same period of the prior fiscal year.

Operating margin for the quarter was 6.8%, compared to 10.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 8.4%, compared to 12.1% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$35.2 million, representing a 17.9% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.23 and US$0.23, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$40.4 million, representing a 13.7% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.26 and US$0.26, respectively.

Cash Flow

Net operating cash flow for the fourth fiscal quarter of 2015 was approximately US$135.1 million. Capital expenditures for the quarter were US$11.0 million, which were primarily attributable to the opening of 26 new learning centers and renovations at existing learning centers.

Balance Sheet

As of May 31, 2015, New Oriental had cash and cash equivalents of US$531.3 million, as compared to US$411.9 million as of February 28, 2015. In addition, the Company had US$69.1 million in term deposits, US$599.9 million in short-term investment and US$247.5 million in long-term held-to-maturity investments consisting of trusts guaranteed by a bank with the maturity date more than one year from the date of purchase as of May 31, 2015.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2015 was US$501.2 million, an increase of 31.6% as compared to US$380.8 million at the end of the fourth quarter of fiscal year 2014.

Financial Results for the Fiscal Year Ended May 31, 2015

For the fiscal year 2015 ended May 31, 2015, New Oriental reported net revenues of US$1,246.8 million, representing a 9.5% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the fiscal year 2015 increased by 8.5% to approximately 2,896,400.

Income from operations for the fiscal year 2015 was US$151.4 million, representing a 23.4% decrease year-over-year. Non-GAAP income from operations for the fiscal year 2015 was US$169.2 million, representing a 22.3% decrease year-over-year.

Operating margin for the fiscal year 2015 was 12.1%, compared to 17.3% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2015, was 13.6%, compared to 19.1% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2015 was US$190.9 million, representing an 11.5% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2015 amounted to US$1.22 and US$1.21, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2015 was US$208.7 million, representing a 11.5% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2015 amounted to US$1.33 and US$1.32, respectively.

Outlook for First Quarter of Fiscal Year 2016

New Oriental expects total net revenues in the first quarter of fiscal year 2016 (June 1, 2015 to August 31, 2015) to be in the range of US$441.3 million to US$457.0 million, representing year-over-year growth in the range of 12% to 16%.

If not including the deduction of approximately US$5.3 million revenue that will be deferred resulting from the Company’s customer loyalty programs, the projected revenue growth rate is expected to be in the range of 13% to 17% for the first quarter of fiscal year 2016.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 21, 2015, U.S. Eastern Time (8 PM on July 21, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until July 29, 2015:

International:	+61-2-8199-0299
Passcode:	74766800

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2016, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel:     +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:     +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2015	As of February 28 2015
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	531,298	411,929
Restricted cash, current	944	1,284
Term deposits	69,091	64,396
Short term investments	599,935	583,456
Accounts receivable, net	4,222	4,085
Inventory	23,983	24,694
Deferred tax assets, current	17,988	11,348
Prepaid expenses and other current assets	97,833	85,018
Amounts due from related parties, current	3,586	2,693

Total current assets	1,348,880	1,188,903
Property, plant and equipment, net	231,463	232,370
Land use rights, net	4,262	4,243
Amounts due from related parties, non-current	1,497	2,370
Deferred tax assets, non-current	5,040	4,254
Long term deposit	15,268	14,514
Long term prepaid rent	424	543
Restricted cash, non-current	2,481	1,995
Intangible assets	3,919	4,196
Goodwill	11,194	11,067
Long term investments	325,991	301,468
Other non-current assets	1,118	—

Total assets	1,951,537	1,765,923

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$15,710 and US$17,809 as of February 28, 2015 and May 31, 2015, respectively)	17,888	15,737
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$121,962 and US$157,466 as of February 28, 2015 and May 31, 2015, respectively)	178,803	147,268
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$17,278 and US$25,028 as of February 28, 2015 and May 31, 2015, respectively)	25,376	23,521
Amounts due to related party (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$861 and US$1,995 as of February 28, 2015 and May 31, 2015, respectively)	1,995	874
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$422,181 and US$470,903 as of February 28, 2015 and May 31, 2015, respectively)	501,170	424,906

Total current liabilities	725,232	612,306
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,602 and US$1,600 as of February 28, 2015 and May 31, 2015, respectively)	2,461	2,530

Total long-term liabilities	2,461	2,530
Total liabilities	727,693	614,836

Noncontrolling interests	3,496	3,704
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,220,348	1,147,383

Total shareholder’s equity	1,223,844	1,151,087
Total liabilities and shareholder’s equity	1,951,537	1,765,923

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	267,611	236,239
Books and others	61,197	51,248

Total net revenues	328,808	287,487

Operating costs and expenses (note 1):
Cost of revenues	137,526	113,819
Selling and marketing	53,371	51,666
General and administrative	115,418	94,843

Total operating costs and expenses	306,315	260,328

Gain on disposal of subsidiaries	—	3,621

Operating income	22,493	30,780

Other income, net	17,721	14,014
Benefits (Provision) for income taxes	(4,470)	(1,912)
Loss from equity method investment	(805)	—
Income from continuing operations	34,939	42,882

Net income	34,939	42,882
Net loss attributable to the noncontrolling interests	247	—

Net income attributable to New Oriental Education & Technology Group Inc.	35,186	42,882

Net income per share attributable to New Oriental - Basic	0.23	0.27
Net income per share attributable to New Oriental - Diluted	0.23	0.27
Net income per ADS attributable to New Oriental - Basic (note 2)	0.23	0.27
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.23	0.27
Other comprehensive (loss) income, net of tax	28,347	(19,708)

Comprehensive income	63,533	23,174

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	63,533	23,174

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	99	—
Selling and marketing	84	—
General and administrative	5,042	3,954

Total	5,225	3,954

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	115,418	94,843
Share-based compensation expense in general and administrative expenses	5,042	3,954

Non-GAAP general and administrative expenses	110,376	90,889
Total operating costs and expenses	306,315	260,328
Share-based compensation expenses	5,225	3,954

Non-GAAP operating costs and expenses	301,090	256,374
Operating income	22,493	30,780
Share-based compensation expenses	5,225	3,954

Non-GAAP operating income	27,718	34,734
Operating margin	6.8%	10.7%
Non-GAAP operating margin	8.4%	12.1%
Net income attributable to New Oriental	35,186	42,882
Share-based compensation expenses	5,225	3,954

Non-GAAP net income	40,411	46,836
Net income per ADS attributable to New Oriental - Basic (note 1)	0.23	0.27
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.23	0.27
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.26	0.30
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.26	0.30
Weighted average shares used in calculating basic net income per ADS (note 1)	155,527,330	156,868,796
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,372,850	158,284,927
Non-GAAP income per share - basic	0.26	0.30
Non-GAAP income per share - diluted	0.26	0.30

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	1,102,974	1,006,198
Books and others	143,792	132,689

Total net revenues	1,246,766	1,138,887

Operating costs and expenses (note 1):
Cost of revenues	526,714	451,669
Selling and marketing	188,821	169,062
General and administrative	379,812	324,210

Total operating costs and expenses	1,095,347	944,941

Gain on disposal of subsidiaries	—	3,621

Operating income	151,419	197,567

Other income, net	66,947	45,632
Provision for income taxes	(26,221)	(26,042)
Loss from equity method investment	(1,537)	(1,453)
Income from continuing operations	190,608	215,704
Net income	190,608	215,704
Net loss attributable to the noncontrolling interests	295	—

Net income attributable to New Oriental Education & Technology Group Inc.	190,903	215,704

Net income per share attributable to New Oriental - Basic	1.22	1.38
Net income per share attributable to New Oriental - Diluted	1.21	1.37
Net income per ADS attributable to New Oriental - Basic (note 2)	1.22	1.38
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.21	1.37
Other comprehensive income (loss), net of tax	33,946	(17,308)

Comprehensive income	224,849	198,396

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	224,849	198,396

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	394	—
Selling and marketing	337	—
General and administrative	17,068	20,079

Total	17,799	20,079

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	379,812	324,210
Share-based compensation expense in general and administrative expenses	17,068	20,079

Non-GAAP general and administrative expenses	362,744	304,131
Total operating costs and expenses	1,095,347	944,941
Share-based compensation expenses	17,799	20,079

Non-GAAP operating costs and expenses	1,077,548	924,862
Operating income	151,419	197,567
Share-based compensation expenses	17,799	20,079

Non-GAAP operating income	169,218	217,646
Operating margin	12.1%	17.3%
Non-GAAP operating margin	13.6%	19.1%
Net income attributable to New Oriental	190,903	215,704
Share-based compensation expenses	17,799	20,079

Non-GAAP net income	208,702	235,783
Net income per ADS attributable to New Oriental - Basic (note 1)	1.22	1.38
Net income per ADS attributable to New Oriental - Diluted (note 1)	1.21	1.37
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.33	1.51
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.32	1.49
Weighted average shares used in calculating basic net income per ADS (note 1)	156,438,606	156,033,992
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,302,174	157,903,464
Non-GAAP income per share - basic	1.33	1.51
Non-GAAP income per share - diluted	1.32	1.49

Note 1: Each ADS represents one common share.